Exhibit 3.1

ARTICLES OF AMENDMENT

OF HEICO CORPORATION

Pursuant to the provisions of §607.1006 of the Florida Business Corporation Act, HEICO Corporation, a Florida corporation (the “Corporation”), adopts the following Articles of Amendment to its Articles of Incorporation:

1.           Article III of the Corporation’s Articles of Incorporation shall be amended by deleting current Section (a) and adding a new Section (a) to read as follows:

(a)	The corporation is authorized to issue one hundred and sixty million (160,000,000) shares of capital stock, $0.01 par value per share, of which seventy five million (75,000,000) are designated Common Stock; seventy five million (75,000,000) are designated Class A Common Stock; and ten million (10,000,000) are designated Preferred Stock.

The Board of Directors may change the name and reference to the Common Stock and the Class A Common Stock without altering and changing any of the rights, privileges and preferences of the holders of the Common Stock and the Class A Common Stock, including but not limited to renaming the Class A Common Stock Class B Common Stock and renaming the Common Stock Class A Common Stock.

2.           Except as hereby amended, the Articles of Incorporation of the Corporation shall remain unchanged.

3.           This Amendment was approved by the Board of Directors on February 6, 2012 and the Shareholders of the Corporation on March 26, 2012. The number of votes cast for the amendment was sufficient for approval.

4.           The effective date of this Amendment shall be upon the filing of these Articles of Amendment.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment on this 26th day of March, 2012.

HEICO CORPORATION

By:	/s/ Victor H. Mendelson
Victor H. Mendelson
Co-President